UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

Retirement Plans Committee
Webster Bank Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 27, 2016

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Investments, at fair value:
Registered investment companies	$285,047,545	$273,532,033
Webster Financial Corporation common stock	43,603,632	39,426,327
Cash and cash equivalents	221,958	150,726
Common collective trust fund	22,837,510	24,427,123
Total investments	351,710,645	337,536,209
Receivables:
Employer contributions	544,654	1,148,828
Participant contributions	252,258	356,152
Notes receivable from participants	6,687,482	6,609,715
Total receivables	7,484,394	8,114,695
Net assets available for benefits	$359,195,039	$345,650,904

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2015	2014
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(9,851,125)	$5,528,808
Interest	1,400	3,076
Dividends	17,540,491	15,317,773
Total gain on investments	7,690,766	20,849,657

Interest income on notes receivable from participants	288,774	264,600

Contributions:
Participant	16,170,525	14,472,205
Employer	10,309,571	10,353,052
Rollover	3,406,164	1,869,814
Total contributions	29,886,260	26,695,071

Total additions	37,865,800	47,809,328

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	24,282,693	27,519,141
Administrative expenses	38,972	42,475
Total deductions	24,321,665	27,561,616

Net increase in net assets available for benefits	13,544,135	20,247,712

Net assets available for benefits
Beginning of year	345,650,904	325,403,192
End of year	$359,195,039	$345,650,904

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2015

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since that date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant's election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 25% of their compensation. Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $18,000 during 2015 and $17,500 in 2014. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. These contributions are limited to $6,000 in 2015 and $5,500 in 2014. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
If a participant fails to make a pre-tax contribution election within 90 days of hire, automatic pre-tax contributions of 3% commences as soon as administratively feasible after 90 days following the date on which the participant becomes eligible to make deferral contributions.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan which includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions, rollovers, and qualified non-elective contributions. In general, the vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service. If a participant terminates employment prior to two years of service, amounts previously contributed by the employer, including plan earnings or losses, are forfeited.
Participant Loans
Employees have the ability to borrow up to 50% of their vested account balance, from $1,000 up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1% or such other reasonable rate of interest as the Loan Program Administrator may determine) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions, unless proceeds are used to purchase a primary residence, in which repayment can be up to 15 years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000, the vested balance will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another employer plan. If the value o

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2015

f a participant's vested account is greater than $1,000, payment is made to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may elect to defer the commencement of benefits under the Plan, however, this date should not exceed the required beginning date which is April 1st of the subsequent calendar year in which the participant attains age 70-1/2 or retires, whichever is later.Vested interests greater than $1,000 may also be paid in a direct rollover to an IRA or another plan.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeitures
During the years ended December 31, 2015 and 2014, employer contributions were reduced by $126,000 and $229,957, respectively. At December 31, 2015 and 2014, the remaining forfeited non-vested amount totaled $3,838 and $2,643, respectively.
The amounts forfeited during the Plan year are used first to reinstate forfeited amounts of certain rehired employees, then to pay plan expenses (to the extent they have not previously been paid by Webster Bank), and lastly to reduce the amount of contributions which Webster Bank would otherwise be required to contribute to the Plan. As of the Plan years ending December 31, 2015 and 2014, no forfeitures were used in funding rehired employee balances or to pay plan expenses, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation/appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Refer to Note 4 Fair Value Measurements for additional information.
Common Collective Trust Fund
The Plan indirectly invests in stable value wrap contracts through a stable value common collective trust fund, the Fidelity Managed Income Portfolio II - Class 1 fund. This investment option calculates its net asset value per unit on a daily basis as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. For valuation purposes, these contracts follow the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other). The Fidelity Managed Income Portfolio II - Class 1 fund is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.
As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. While the Plan accounts for the common collective trust at fair value, participants will receive contract value if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  Contract value was $22,674,719 and $24,075,556 at December 31, 2015 and 2014, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2015

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. As a result, no allowance for credit losses has been recorded as of December 31, 2015 or 2014.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
Financial Accounting Standards Board ("FASB") Standards Adopted during 2015

ASU	Description	Effective Date and Financial Statement Impact
ASU No. 2015-12, Plan Accounting-Defined Contribution Pension Plans (Topic 962)
"Part I - Fully Benefit-Responsive Investment Contracts." The previous guidance required that fully benefit-responsive investment contracts be measured at contract value. It also required an adjustment to reconcile contract value to fair value, when these measures differ, on the face of the Plan financial statements. Fair value is measured using the requirements in Topic 820, Fair Value Measurement. Part I of this Update designates contract value as the only required measure for fully benefit-responsive investment.

"Part II - Plan Investment Disclosures." The intent of part II of this Update is to simplify and make more effective the investment disclosure requirement under Topic 820 and under Topics 960, 962 and 965. GAAP required plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. Part II of this Update eliminated those requirements for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period still is required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. Additionally, the Update eliminates the need for the Plan to disclose the investment strategy for those investments measured using the net asset value per share (or its equivalent) practical expedient under Topic 820.
                                                                                                                                                                                                                                                                                      "Part III - Measurement Date Practical Expedient." This Update applies only to entities that have a fiscal year-end that does not coincide with a month-end and follow the requirements in Topics 960, Defined Benefit Pension Plans, 962, Defined Contribution Pension Plans, and 965, Health & Welfare Benefit Plans.

The Plan elected early adoption of all three parts of ASU No. 2015-12. Plan management acknowledged that the adoption reduced the complexity in employee benefit plan accounting and placed greater focus on decision-useful information to stakeholders of the Plan. The adoption of Part I and II was retrospectively applied for the Plan years 2015 and 2014 as disclosed in these financial statements. The adoption primarily affected the the balances shown in in the Statement of Net Assets Available for Benefits for the common collective trust fund which was changed to conform to the adopted ASU. The adoption of Part III of the Update does not apply to the Plan.

Recently Issued Accounting Standards Updates

ASU	Description	Effective Date and Financial Statement Impact
ASU No. 2015-07, Fair Value Measurement (Topic 820) - "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) (a consensus of the FASB Emerging Issues Task Force)."

The requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient has been removed. Additional requirements to make certain disclosures has been modified to apply to, rather than all investments that are eligible to be, only those investments that an entity has elected to be measured at fair value using net asset value per share as a practical expedient. An entity should apply the guidance on a retrospective basis.
The Update is effective beginning January 1, 2016 and will not have a material impact on the Plan's financial statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2015

3. INVESTMENTS
A summary of net (depreciation) appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2015	2014
Registered investment companies	$(15,503,064)	$3,887,041
Webster Financial Corporation common stock	5,651,939	1,641,767
Net (depreciation) appreciation	$(9,851,125)	$5,528,808
4. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy
The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

A description of the valuation methodologies used by the Plan is presented below:
Registered Investment Companies
The Plan uses quoted market prices of identical assets on active exchanges. As such, registered investment companies are classified within Level 1 of the fair value hierarchy.
Common Collective Trust Fund
The investments currently reside in the Fidelity Managed Income Portfolio II - Class 1 fund. The Plan's interests in the trust are valued based on the net asset values (NAV) reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II - Class 1 fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2. The investments valued at NAV, as a practical expedient for fair value, have no restrictions on redemptions and there were no unfunded commitments and no plans to sell investments at December 31, 2015 and 2014 other than normal participant redemptions at the stated NAV. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
Webster Financial Corporation Common Stock
Webster Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol “WBS.” The common stock is stated at fair value as quoted on an active exchange. Therefore, common stock is classified within Level 1 of the fair value hierarchy.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL SATEMENTS
December 31, 2015

Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
There have been no changes in the valuation methodologies used at December 31, 2015 and 2014, respectively, and there have been no transfers between fair value levels.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	At December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$124,383,689	$—	$—	$124,383,689
Mutual funds - mid cap equity	41,958,413	—	—	41,958,413
Mutual funds - small cap equity	13,606,634	—	—	13,606,634
Mutual funds - fixed income	22,715,386	—	—	22,715,386
Target retirement funds	76,780,692	—	—	76,780,692
Money market funds	5,602,731	—	—	5,602,731
Common collective trust fund	—	22,837,510	—	22,837,510
Webster Financial Corporation common stock	43,603,632	—	—	43,603,632
Cash and cash equivalents	221,958	—	—	221,958
Total	$328,873,135	$22,837,510	$—	$351,710,645
	At December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$122,582,409	$—	$—	$122,582,409
Mutual funds - mid cap equity	41,158,643	—	—	41,158,643
Mutual funds - small cap equity	13,520,665	—	—	13,520,665
Mutual funds - fixed income	23,659,253	—	—	23,659,253
Target retirement funds	66,920,498	—	—	66,920,498
Money market funds	5,690,565	—	—	5,690,565
Common collective trust fund	—	24,427,123	—	24,427,123
Webster Financial Corporation common stock	39,426,327	—	—	39,426,327
Cash and cash equivalents	150,726	—	—	150,726
Total	$313,109,086	$24,427,123	$—	$337,536,209

5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $38,972 and $42,475 for the years ended December 31, 2015 and 2014, respectively.
At December 31, 2015 and 2014, the Plan held 1,172,456 shares and 1,211,999 shares of Webster Financial Corporation common stock, respectively, with fair value of $43,603,632 and $39,426,327, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from Webster Financial Corporation common stock of $944,631 and $844,846 respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL SATEMENTS
December 31, 2012

Notes receivable from participants of $6,687,482 and $6,609,715 as of December 31, 2015 and 2014, respectively, with interest rates ranging from 3.25% to 9.25% also qualify as party-in-interest transactions. Interest earned on the notes receivable from participants totaled $288,774 and $264,600 for the years ended December 31, 2015 and 2014, respectively.
6. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and non-forfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the office of the Chairman, which is appointed by Webster Bank's Board of Directors.
7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated April 23, 2014 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan document determined by the IRS to be qualified has since been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. SUBSEQUENT EVENTS
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2015 through June 27, 2016, the date these financial statements were issued.

On June 16, 2016, Webster filed Form S-8 with the Securities and Exchange Commission for the purpose of registering an additional 650,000 shares of Webster common stock, par value $.01 per share, to be issued pursuant to the Plan.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K*	225,897	shares	$30,911,712
American Funds The Growth Fund of America R5	594,434	shares	24,514,453
Fidelity Mid-Cap Stock Fund*	603,606	shares	19,756,013
Fidelity Balanced Fund - Class K*	885,558	shares	18,791,542
Spartan 500 Index Fund - Institutional Class	257,504	shares	18,491,354
PIMCO Total Return Fund Institutional Class	1,787,151	shares	17,996,615
Fidelity Diversified International Fund - Class K*	442,020	shares	15,466,286
Vanguard Target Retirement 2020 Fund Investor Shares	551,188	shares	14,964,756
Vanguard Target Retirement 2025 Fund Investor Shares	954,519	shares	14,909,583
Wasatch Small Cap Growth Fund	292,514	shares	12,077,886
American Funds Washington Mutual Investors Fund Class R-5	307,449	shares	11,812,203
Vanguard Target Retirement 2030 Fund Investor Shares	413,341	shares	11,457,810
Vanguard Target Retirement 2035 Fund Investor Shares	524,444	shares	8,831,632
T. Rowe Price Equity Income Fund	305,804	shares	8,703,168
American Funds Capital World Growth and Income Funds Class R-4	182,131	shares	7,878,992
Vanguard Target Retirement 2040 Fund Investor Shares	235,064	shares	6,687,582
Fidelity Treasury Only Money Market Fund*	5,602,634	shares	5,602,634
Dodge & COX International Stock Fund	148,379	shares	5,412,866
Vanguard Target Retirement 2050 Fund Investor Shares	180,687	shares	5,147,770
Vanguard Target Retirement 2015 Fund Investor Shares	344,676	shares	4,904,739
Vanguard Target Retirement 2045 Fund Investor Shares	268,242	shares	4,769,349
Templeton Global Bond Fund Advisor Class	277,902	shares	3,204,209
Vanguard Selected Value Fund Investor Shares	83,973	shares	2,170,697
Vanguard Target Retirement 2010 Fund Investor Shares	73,763	shares	1,835,233
Goldman Sachs Small Cap Value Instl	30,642	shares	1,528,748
Vanguard Total Bond Market Index Fund Admiral Shares	142,346	shares	1,514,562
Vanguard Target Retirement 2055 Fund Investor Shares	47,473	shares	1,463,602
Vanguard Total Retirement Income Fund Investor Shares	117,384	shares	1,461,426
Spartan Extended Market Index Fund - Fidelity Advantage Class	24,704	shares	1,240,162
Spartan International Index Fund - Fidelity Advantage Class	33,194	shares	1,192,654
Vanguard Target Retirement 2060 Fund Investor Shares	12,760	shares	347,210
Fidelity Money Market Trust Retirement Government Money Market Port*	97	shares	97
			285,047,545
Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	22,674,719	units	22,837,510

Common stock
Webster Financial Corporation *	1,172,456	shares	43,603,632

Cash and cash equivalents
Fidelity Brokerage Link *	—		221,958

Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.25%		6,687,482

	Total		$358,398,127
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 27, 2016	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 27, 2016	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee

Date:	June 27, 2016	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm